UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2014 (Nine months ended December 31, 2014) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 30, 2015

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 13, 2015	Trading Accounts: Established
Commencement of Dividend Payment (scheduled): -
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2014 (for the nine months ended December 31, 2014)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
3Q F2014	2,309,160	3.6	808,052	3.5	523,226	(7.0)
3Q F2013	2,227,854	4.2	780,567	32.2	563,142	43.7

Note:	Comprehensive Income: 3Q F2014: ¥1,267,736 million, 68.5%; 3Q F2013: ¥752,294 million, 55.9%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2014	21.39	20.61
3Q F2013	23.14	22.18

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2014	195,996,433	9,155,133	3.8
Fiscal 2013	175,822,885	8,304,549	3.6

Reference:	Own Capital: As of December 31, 2014: ¥7,509,834 million; As of March 31, 2014: ¥6,457,311 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) /
Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2013	—	3.00	—	3.50	6.50
Fiscal 2014	—	3.50	—
Fiscal 2014 (estimate)				3.50	7.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2014 (for the fiscal year ending March 31, 2015)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2014	550,000	(20.1)	22.35

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2014: No
	2.	The number of shares of common stock used in the above calculation is based on the following:

•   The average of “the average number of shares during 1Q, 2Q and 3Q” and “the number of outstanding shares as of December 31, 2014 (which is assumed to be the average number of shares during 4Q of fiscal 2014)” is used.

•   It does not take into account any increase during 4Q of fiscal 2014 in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of December 31, 2014	24,451,646,677 shares	As of March 31, 2014	24,263,885,187 shares
‚ Period-end treasury stock:	As of December 31, 2014	12,233,308 shares	As of March 31, 2014	13,817,747 shares
ƒ Average outstanding shares (accumulated period):	3Q Fiscal 2014	24,324,351,632 shares	3Q Fiscal 2013	24,178,479,365 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2015, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2013	—	10.00	—	10.00	20.00
Fiscal 2014	—	10.00	—
Fiscal 2014 (estimate)				10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2014

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements (Changes in accounting policies)

Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, May 17, 2012) (hereinafter, the “Guidance”), in terms of regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67, beginning with the first quarter ended June 30, 2014. We have reviewed the calculation methods of retirement benefit obligations and service cost, changed the method of attributing the expected retirement benefits to periods of service from a straight-line basis to a benefit formula basis, and changed the method of determining the discount rate from the method using the discount rate based on the average period up to the estimated timing of the benefit payment and another period to the method using different discount rates according to the estimated timing of each benefit payment.

The Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37, and the amount of financial impact resulting from the change in the calculation method of retirement benefit obligations and service cost was added to or deducted from retained earnings at the beginning of fiscal 2014.

As a result of this, Net Defined Benefit Asset increased by ¥19,795 million, Net Defined Benefit Liability decreased by ¥2,787 million, Retained Earnings increased by ¥16,107 million and Minority Interests increased by ¥573 million at the beginning of fiscal 2014. Ordinary Profits and Income before Income Taxes and Minority Interests for the nine months ended December 31, 2014 increased by ¥6,162 million, respectively.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2014	As of December 31, 2014
Assets
Cash and Due from Banks	¥20,610,276	¥28,135,412
Call Loans and Bills Purchased	467,758	436,900
Receivables under Resale Agreements	8,349,528	9,898,505
Guarantee Deposits Paid under Securities Borrowing Transactions	5,010,740	4,625,238
Other Debt Purchased	3,263,057	3,267,253
Trading Assets	11,469,811	14,066,407
Money Held in Trust	168,369	158,119
Securities	43,997,517	45,989,639
Loans and Bills Discounted	69,301,405	72,904,140
Foreign Exchange Assets	1,576,167	1,662,970
Derivatives other than for Trading Assets	2,820,468	4,445,287
Other Assets	2,840,720	3,580,493
Tangible Fixed Assets	925,266	1,070,516
Intangible Fixed Assets	531,501	605,855
Net Defined Benefit Asset	413,073	476,547
Deferred Tax Assets	104,909	37,076
Customers’ Liabilities for Acceptances and Guarantees	4,588,646	5,207,791
Reserves for Possible Losses on Loans	(616,307)	(571,720)
Reserve for Possible Losses on Investments	(27)	(2)

Total Assets	¥175,822,885	¥195,996,433

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2014	As of December 31, 2014
Liabilities
Deposits	¥89,055,505	¥94,623,204
Negotiable Certificates of Deposit	12,755,776	20,315,551
Call Money and Bills Sold	7,194,432	6,838,974
Payables under Repurchase Agreements	16,797,803	21,091,231
Guarantee Deposits Received under Securities Lending Transactions	6,085,331	2,965,651
Commercial Paper	677,459	793,134
Trading Liabilities	8,183,037	9,855,146
Borrowed Money	7,838,357	6,300,432
Foreign Exchange Liabilities	323,327	420,285
Short-term Bonds	584,568	794,908
Bonds and Notes	5,245,743	5,869,511
Due to Trust Accounts	1,300,655	1,796,775
Derivatives other than for Trading Liabilities	3,004,497	4,555,768
Other Liabilities	3,570,902	4,846,140
Reserve for Bonus Payments	52,641	28,116
Net Defined Benefit Liability	46,006	45,383
Reserve for Director and Corporate Auditor Retirement Benefits	1,547	1,406
Reserve for Possible Losses on Sales of Loans	1,259	864
Reserve for Contingencies	6,309	7,128
Reserve for Reimbursement of Deposits	16,451	14,515
Reserve for Reimbursement of Debentures	54,956	49,926
Reserves under Special Laws	1,273	1,571
Deferred Tax Liabilities	50,783	336,822
Deferred Tax Liabilities for Revaluation Reserve for Land	81,060	81,054
Acceptances and Guarantees	4,588,646	5,207,791

Total Liabilities	¥167,518,336	¥186,841,299

Net Assets
Common Stock and Preferred Stock	¥2,254,972	¥2,255,404
Capital Surplus	1,109,508	1,110,006
Retained Earnings	2,315,608	2,678,815
Treasury Stock	(3,874)	(3,770)

Total Shareholders’ Equity	5,676,215	6,040,456

Net Unrealized Gains (Losses) on Other Securities	733,522	1,366,565
Deferred Gains or Losses on Hedges	(6,677)	30,002
Revaluation Reserve for Land	140,745	140,735
Foreign Currency Translation Adjustments	(63,513)	(55,607)
Remeasurements of Defined Benefit Plans	(22,979)	(12,317)

Total Accumulated Other Comprehensive Income	781,096	1,469,378

Stock Acquisition Rights	3,179	3,820
Minority Interests	1,844,057	1,641,478

Total Net Assets	8,304,549	9,155,133

Total Liabilities and Net Assets	¥175,822,885	¥195,996,433

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the nine months ended December 31, 2013	For the nine months ended December 31, 2014
Ordinary Income	¥2,227,854	¥2,309,160
Interest Income	1,064,963	1,075,607
Interest on Loans and Bills Discounted	697,489	700,106
Interest and Dividends on Securities	238,372	239,688
Fiduciary Income	36,417	36,697
Fee and Commission Income	497,609	512,360
Trading Income	134,878	166,455
Other Operating Income	236,124	315,341
Other Ordinary Income	257,860	202,698

Ordinary Expenses	1,447,286	1,501,108
Interest Expenses	233,075	249,283
Interest on Deposits	77,763	89,400
Fee and Commission Expenses	96,446	108,450
Trading Expenses	5,736	—
Other Operating Expenses	88,685	82,918
General and Administrative Expenses	931,499	993,135
Other Ordinary Expenses	91,842	67,319

Ordinary Profits	780,567	808,052

Extraordinary Gains	381	93
Extraordinary Losses	6,560	3,626

Income before Income Taxes and Minority Interests	774,387	804,519

Income Taxes:
Current	100,896	208,746
Deferred	48,041	19,067

Total Income Taxes	148,937	227,813

Income before Minority Interests	625,449	576,705

Minority Interests in Net Income	62,306	53,479

Net Income	¥563,142	¥523,226

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the nine months ended December 31, 2013	For the nine months ended December 31, 2014
Income before Minority Interests	¥625,449	¥576,705
Other Comprehensive Income	126,844	691,030
Net Unrealized Gains (Losses) on Other Securities	206,716	633,284
Deferred Gains or Losses on Hedges	(100,646)	36,676
Revaluation Reserve for Land	20	—
Foreign Currency Translation Adjustments	9,952	4,221
Remeasurements of Defined Benefit Plans	—	10,902
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	10,802	5,946

Comprehensive Income	752,294	1,267,736

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	681,813	1,211,518
Comprehensive Income Attributable to Minority Interests	70,481	56,217

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2014

(Nine months ended December 31, 2014)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) conducted a merger on July 1, 2013.

Non-consolidated profit/loss figures for MHBK for the previous period (Third Quarter of Fiscal 2013 (Accumulated Period)) are aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, and MHBK for the second and third quarters. Aggregate profit/loss figures for the 2 banks (MHBK and MHTB) for the previous period (Third Quarter of Fiscal 2013 (Accumulated Period)) are aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second and third quarters, and MHTB for the third quarter (Accumulated Period).

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2014	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2015, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2014

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2014 (Accumulated Period)
			Change	Third Quarter of Fiscal 2013 (Accumulated Period)
Consolidated Gross Profits	1	1,665.8	119.7	1,546.0
Net Interest Income	2	826.3	(5.5)	831.8
Fiduciary Income	3	36.6	0.2	36.4
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	403.9	2.7	401.1
Net Trading Income	6	166.4	37.3	129.1
Net Other Operating Income	7	232.4	84.9	147.4
General and Administrative Expenses	8	(993.1)	(61.6)	(931.4)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(13.7)	6.7	(20.5)
Reversal of Reserves for Possible Losses on Loans, etc.	10	45.5	(49.7)	95.2
Net Gains (Losses) related to Stocks	11	96.0	34.9	61.1
Equity in Income from Investments in Affiliates	12	15.4	(0.8)	16.3
Other	13	(7.8)	(21.8)	13.9

Ordinary Profits	14	808.0	27.4	780.5

Net Extraordinary Gains (Losses)	15	(3.5)	2.6	(6.1)
Income before Income Taxes and Minority Interests	16	804.5	30.1	774.3
Income Taxes	17	(227.8)	(78.8)	(148.9)
Income before Minority Interests	18	576.7	(48.7)	625.4
Minority Interests in Net Income	19	(53.4)	8.8	(62.3)

Net Income	20	523.2	(39.9)	563.1

Credit-related Costs (including Credit Costs for Trust Accounts)	21	31.7	(42.9)	74.6

* Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	660.8	66.6	594.2

* Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	154	(4)	158
Number of affiliates under the equity method	24	21	(1)	22

2-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2014 (Accumulated Period)				Third Quarter of Fiscal 2013 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,129.9	96.5	1,226.4	68.7	1,157.7
Net Interest Income	2	684.3	29.8	714.2	(15.7)	730.0
Fiduciary Income	3		36.2	36.2	0.2	35.9
Trust Fees for Jointly Operated Designated Money Trust	4		1.4	1.4	(0.1)	1.6
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	262.7	18.2	280.9	16.8	264.0
Net Trading Income	7	14.1	1.8	16.0	6.9	9.0
Net Other Operating Income	8	168.5	10.4	179.0	60.4	118.6
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(619.8)	(55.5)	(675.4)	(34.5)	(640.8)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	10	510.0	40.9	551.0	34.1	516.8

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	—	—	—	—

Net Business Profits	12	510.0	40.9	551.0	34.1	516.8

Net Gains (Losses) related to Bonds	13	108.1	10.4	118.6	56.8	61.7

Net Non-Recurring Gains (Losses)	14	72.5	9.1	81.7	(35.2)	116.9
Net Gains (Losses) related to Stocks	15	76.6	6.7	83.4	40.6	42.8
Expenses related to Portfolio Problems	16	(9.8)	(0.0)	(9.9)	5.1	(15.0)
Reversal of Reserves for Possible Losses on Loans, etc.	17	31.4	4.8	36.2	(55.8)	92.1
Other	18	(25.6)	(2.4)	(28.0)	(25.1)	(2.9)

Ordinary Profits	19	582.6	50.0	632.7	(1.0)	633.8

Net Extraordinary Gains (Losses)	20	(2.6)	(0.1)	(2.7)	1.3	(4.1)
Income before Income Taxes	21	579.9	49.9	629.9	0.3	629.6
Income Taxes	22	(193.0)	(2.8)	(195.9)	(50.5)	(145.3)

Net Income	23	386.9	47.0	434.0	(50.2)	484.3

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	21.5	4.8	26.3	(50.7)	77.0

* Credit-related  Costs  [24]  =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	48.8	3.9	52.8	(16.9)	69.8
Losses on Write-offs of Loans	27	2.8	(0.0)	2.8	(0.3)	3.2
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(28.3)	0.8	(27.5)	(28.6)	1.1
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.3	(0.0)	0.3	0.2	0.0
Reversal of (Provision for) Reserve for Contingencies	30	(0.6)	—	(0.6)	(4.1)	3.4
Other (including Losses on Sales of Loans)	31	(1.4)	—	(1.4)	(0.8)	(0.6)
Total	32	21.5	4.8	26.3	(50.7)	77.0

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

CONSOLIDATED

	(Billions of yen)
	Third Quarter of Fiscal 2014 (Accumulated Period)		Third Quarter of Fiscal 2013 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	96.0	34.9	61.1
Gains on Sales	108.3	41.0	67.3
Losses on Sales	(3.5)	0.0	(3.6)
Impairment (Devaluation)	(5.0)	(1.4)	(3.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	0.0
Gains (Losses) on Derivatives other than for Trading	(3.7)	(4.7)	0.9

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2014 (Accumulated Period)		Third Quarter of Fiscal 2013 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	83.4	40.6	42.8
Gains on Sales	90.0	44.5	45.5
Losses on Sales	(2.6)	(0.2)	(2.3)
Impairment (Devaluation)	(0.2)	1.0	(1.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(3.7)	(4.7)	0.9

Mizuho Bank

	Third Quarter of Fiscal 2014 (Accumulated Period)		Third Quarter of Fiscal 2013 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	76.6	42.0	34.6
Gains on Sales	82.9	45.8	37.0
Losses on Sales	(2.4)	(0.3)	(2.1)
Impairment (Devaluation)	(0.2)	1.0	(1.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(3.5)	(4.4)	0.9

Mizuho Trust & Banking

	Third Quarter of Fiscal 2014 (Accumulated Period)		Third Quarter of Fiscal 2013 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	6.7	(1.4)	8.1
Gains on Sales	7.1	(1.3)	8.4
Losses on Sales	(0.1)	0.0	(0.2)
Impairment (Devaluation)	(0.0)	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.2)	0.0

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of December 31, 2014				As of March 31, 2014				As of September 30, 2014 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	40,822.5	2,078.0	2,256.2	178.1	40,212.5	1,127.6	1,475.5	347.8	41,148.8	1,631.3	1,865.2	233.9
Japanese Stocks	3,755.7	1,769.7	1,820.7	51.0	3,110.8	1,106.9	1,197.8	90.8	3,470.1	1,481.9	1,547.7	65.8
Japanese Bonds	23,797.1	99.0	107.5	8.4	25,094.5	31.3	48.1	16.7	25,354.0	33.7	45.3	11.6
Japanese Government Bonds	20,887.7	64.6	65.0	0.3	22,057.5	13.4	17.8	4.4	22,353.6	9.9	12.8	2.8
Other	13,269.6	209.2	327.9	118.6	12,007.1	(10.6)	229.5	240.2	12,324.6	115.5	272.0	156.4
Foreign Bonds	9,928.8	(34.5)	64.8	99.3	9,114.2	(170.6)	32.1	202.7	9,042.8	(91.3)	48.5	139.9

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥55.0 billion, ¥45.3 billion, and ¥37.4 billion, which were recognized in the statement of income for December 31, 2014, September 30, 2014, and March 31, 2014 respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2014				As of March 31, 2014				As of September 30, 2014 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	5,285.6	46.6	46.7	0.0	4,040.0	17.7	17.9	0.2	4,867.1	21.9	23.5	1.5

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2014				As of March 31, 2014				As of September 30, 2014 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	37,771.1	1,722.2	1,902.7	180.5	37,216.7	874.5	1,215.8	341.2	38,143.0	1,327.2	1,560.3	233.1
Japanese Stocks	3,426.7	1,572.6	1,628.5	55.9	2,816.2	945.0	1,038.3	93.2	3,152.7	1,296.1	1,364.7	68.6
Japanese Bonds	22,539.6	96.0	104.2	8.2	23,788.1	30.4	46.2	15.7	24,001.5	32.4	43.6	11.2
Japanese Government Bonds	19,829.8	62.3	62.6	0.2	20,931.3	13.1	16.8	3.7	21,198.6	9.2	11.8	2.5
Other	11,804.8	53.5	169.9	116.3	10,612.3	(100.9)	131.3	232.2	10,988.7	(1.3)	151.8	153.2
Foreign Bonds	9,254.3	(42.2)	55.6	97.8	8,510.8	(165.7)	30.8	196.6	8,445.0	(95.2)	42.6	137.9
MHTB
Other Securities	1,771.5	147.9	152.1	4.2	1,814.0	84.1	95.0	10.9	1,718.4	124.1	129.9	5.7
Japanese Stocks	248.3	123.9	126.0	2.0	207.7	82.3	86.0	3.7	236.3	110.4	113.1	2.7
Japanese Bonds	872.1	2.7	2.9	0.1	1,016.3	1.0	1.8	0.7	898.2	1.2	1.5	0.3
Japanese Government Bonds	814.7	2.1	2.2	0.1	946.6	0.2	0.9	0.6	838.7	0.6	0.8	0.2
Other	651.0	21.1	23.1	1.9	589.9	0.7	7.1	6.4	583.8	12.4	15.1	2.7
Foreign Bonds	479.3	6.6	7.8	1.2	445.9	(4.4)	0.4	4.9	430.8	3.1	4.8	1.6
Total
Other Securities	39,542.7	1,870.1	2,054.9	184.7	39,030.7	958.6	1,310.8	352.1	39,861.4	1,451.3	1,690.2	238.9
Japanese Stocks	3,675.0	1,696.6	1,754.6	58.0	3,024.0	1,027.3	1,124.3	96.9	3,389.0	1,406.5	1,477.9	71.4
Japanese Bonds	23,411.7	98.7	107.2	8.4	24,804.4	31.5	48.0	16.5	24,899.8	33.7	45.2	11.5
Japanese Government Bonds	20,644.5	64.4	64.8	0.3	21,878.0	13.3	17.7	4.4	22,037.4	9.9	12.7	2.8
Other	12,455.9	74.7	193.0	118.3	11,202.2	(100.1)	138.4	238.6	11,572.5	11.0	167.0	155.9
Foreign Bonds	9,733.7	(35.6)	63.4	99.1	8,956.8	(170.2)	31.3	201.5	8,875.9	(92.1)	47.5	139.6

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥55.0 billion, ¥45.3 billion, and ¥37.4 billion, which were recognized as Income/Loss for December 31, 2014, September 30, 2014, and March 31, 2014 respectively, by applying the fair-value hedge method and others.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2014				As of March 31, 2014				As of September 30, 2014 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	5,285.6	46.6	46.7	0.0	4,040.0	17.7	17.9	0.2	4,867.1	21.9	23.5	1.5
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,285.6	46.6	46.7	0.0	4,040.0	17.7	17.9	0.2	4,867.1	21.9	23.5	1.5
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of December 31, 2014				As of March 31, 2014				As of September 30, 2014 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	118.3	160.4	160.4	—	118.3	140.5	141.2	0.6	118.3	172.5	172.5	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	118.3	160.4	160.4	—	118.3	140.5	141.2	0.6	118.3	172.5	172.5	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2014		As of March 31, 2014	As of September 30, 2014 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	2,022.9	932.6	1,090.2	1,585.9
Japanese Stocks	1,757.3	649.1	1,108.2	1,476.7
Japanese Bonds	99.0	67.6	31.3	33.7
Japanese Government Bonds	64.6	51.2	13.4	9.9
Other	166.6	215.9	(49.3)	75.4
Foreign Bonds	(77.1)	132.1	(209.2)	(131.4)

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2014		As of March 31, 2014	As of September 30, 2014 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,815.0	893.8	921.2	1,405.9
Japanese Stocks	1,684.1	655.6	1,028.5	1,401.2
Japanese Bonds	98.7	67.2	31.5	33.7
Japanese Government Bonds	64.4	51.1	13.3	9.9
Other	32.1	170.9	(138.8)	(29.0)
Foreign Bonds	(78.2)	130.6	(208.8)	(132.1)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2014			As of March 31, 2014			As of September 30, 2014 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	656.9	669.9	(12.9)	577.1	579.2	(2.0)	581.7	598.9	(17.1)
MHTB	92.8	92.9	(0.0)	68.1	74.7	(6.6)	80.4	84.2	(3.8)

Total	749.8	762.8	(12.9)	645.2	654.0	(8.7)	662.1	683.1	(21.0)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2014
		Change	As of March 31, 2014	As of September 30, 2014 (Reference)
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	66.9	(13.2)	80.2	71.3
Claims with Collection Risk	471.2	(13.7)	484.9	440.5
Claims for Special Attention	397.7	(111.0)	508.7	431.1
Total	935.9	(137.9)	1,073.9	943.0

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—
Total	3.0	(0.0)	3.0	3.0

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	66.9	(13.2)	80.2	71.3
Claims with Collection Risk	474.3	(13.7)	488.0	443.6
Claims for Special Attention	397.7	(111.0)	508.7	431.1
Total	939.0	(137.9)	1,076.9	946.0

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

Total (Banking Account + Trust Account)

	(Billions of yen, %)
	As of December 31, 2014		As of March 31, 2014	As of September 30, 2014 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	53.4	(13.8)	67.2	56.9
Claims with Collection Risk	470.9	(1.0)	472.0	430.2
Claims for Special Attention	322.8	(89.2)	412.1	350.0
Sub-total [1]	847.3	(104.1)	951.4	837.2
NPL ratio [1]/[2]	1.02%	(0.18)%	1.21%	1.05%
Normal Claims	82,028.6	4,496.1	77,532.5	78,773.4
Total [2]	82,875.9	4,392.0	78,483.9	79,610.7

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	52.2	(13.2)	65.5	55.5
Claims with Collection Risk	454.7	0.0	454.6	412.4
Claims for Special Attention	321.1	(85.1)	406.3	347.1
Sub-total [3]	828.1	(98.4)	926.5	815.1
NPL ratio [3]/[4]	1.03%	(0.19)%	1.23%	1.06%
Normal Claims	78,881.4	4,585.0	74,296.4	75,617.7
Total [4]	79,709.5	4,486.5	75,222.9	76,432.8

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	1.2	(0.5)	1.7	1.3
Claims with Collection Risk	13.1	(1.0)	14.2	14.7
Claims for Special Attention	1.7	(4.0)	5.8	2.9
Sub-total [5]	16.1	(5.6)	21.8	19.0
NPL ratio [5]/[6]	0.51%	(0.16)%	0.67%	0.60%
Normal Claims	3,133.6	(87.9)	3,221.5	3,141.9
Total [6]	3,149.7	(93.6)	3,243.4	3,161.0

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—
Sub-total [7]	3.0	(0.0)	3.0	3.0
NPL ratio [7]/[8]	18.28%	0.89%	17.38%	18.05%
Normal Claims	13.5	(0.8)	14.4	13.7
Total [8]	16.6	(0.9)	17.5	16.8

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2014		As of March 31, 2014	As of September 30, 2014 (Reference)
		Change
MHBK	90,784.2	4,735.5	86,048.6	87,731.7
MHTB	2,796.3	604.2	2,192.0	2,433.5

Total	93,580.5	5,339.8	88,240.6	90,165.3

(1)-2 Domestic Deposits
Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2014		As of March 31, 2014	As of September 30, 2014 (Reference)
		Change
MHBK	76,741.4	1,863.8	74,877.5	75,490.6
Individual deposits	38,687.5	1,411.4	37,276.0	37,726.8
MHTB	2,782.7	628.0	2,154.6	2,420.0
Individual deposits	1,178.0	(48.6)	1,226.7	1,188.9
Total	79,524.2	2,491.9	77,032.2	77,910.6
Individual deposits	39,865.6	1,362.7	38,502.8	38,915.7
Note: Above figures do not include deposits booked at overseas offices and offshore deposits. (2) Loans and Bills Discounted Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2014		As of March 31, 2014	As of September 30, 2014 (Reference)
		Change
MHBK	70,586.8	3,750.3	66,836.5	67,685.8
MHTB	3,034.0	(103.7)	3,137.8	3,054.1
Total	73,620.9	3,646.5	69,974.4	70,740.0

Note:	Loans to MHFG are included as follows:
As of December 31, 2014: ¥700.2 billion (from MHBK)
As of September 30, 2014: ¥454.7 billion (from MHBK)
As of March 31, 2014: ¥561.4 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

MHBK

			(%)
			Third Quarter of Fiscal 2014 (Accumulated Period)		Third Quarter of Fiscal 2013 (Accumulated Period)
				Change
Return on Loans and Bills Discounted		1	1.03	(0.07)	1.11
Cost of Deposits		2	0.04	(0.00)	0.05
Loan and Deposit Rate Margin [1]-[2]		3	0.99	(0.06)	1.06

Notes:	1.	Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
	2.	Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others MHBK
Return on Loans and Bills Discounted		4	1.14	(0.09)	1.24
Loan and Deposit Rate Margin [4]-[2]		5	1.10	(0.08)	1.19

2-9